Exhibit 12.3

PINNACLE WEST CAPITAL CORPORATION
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
STOCK DIVIDEND REQUIREMENTS
(dollars in thousands)

	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations attributable to common shareholders	$397,595	$406,074	$387,380	$328,110	$324,688
Income taxes	220,705	230,591	237,317	183,604	160,869
Fixed charges	208,226	206,089	219,437	246,462	248,664
Total earnings	$826,526	$842,754	$844,134	$758,176	$734,221

Fixed Charges:
Interest expense	$200,950	$201,888	$214,616	$241,995	$244,174
Estimated interest portion of annual rents	7,276	4,201	4,821	4,467	4,490
Total fixed charges	$208,226	$206,089	$219,437	$246,462	$248,664

Preferred Stock Dividend Requirements:
Income before income taxes attributable to common shareholders	$618,300	$636,665	$624,697	$511,714	$485,557
Net income from continuing operations attributable to common shareholders	397,595	406,074	387,370	328,110	324,688
Ratio of income before income taxes to net income	1.56	1.57	1.61	1.56	1.50
Preferred stock dividends	—	—	—	—	—

Preferred stock dividend requirements — ratio (above) times preferred stock dividends	$—	$—	$—	$—	$—

Fixed Charges and Preferred Stock Dividend Requirements:
Fixed charges	$208,226	$206,089	$219,437	$246,462	$248,664
Preferred stock dividend requirements	—	—	—	—	—
Total	$208,226	$206,089	$219,437	$246,462	$248,664

Ratio of Earnings to Fixed Charges (rounded down)	3.96	4.08	3.84	3.07	2.95